UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

VIELA BIO, INC.

(Name of Subject Company)

VIELA BIO, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number of Class of Securities)

Zhengbin (Bing) Yao, Ph.D.

Chairman, President and Chief Executive Officer

Viela Bio, Inc.

One MedImmune Way

First Floor, Area Two

Gaithersburg, MD 20878

(240) 558-0038

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Matthew J. Gardella

John T. Rudy

Matthew W. Tikonoff

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Viela Bio, Inc., a Delaware corporation (“Viela” or the “Company”), with the Securities and Exchange Commission on February 12, 2021 (“Schedule 14D-9”), relating to the offer by Teiripic Merger Sub, Inc., a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Horizon Therapeutics” or “Ultimate Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (the “Company Shares”), at a purchase price of $53.00 per Company Share, net to the seller thereof in cash, and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

The subsection of Item 3 of the Schedule 14D-9 entitled “Effect of the Merger on Stock Option Awards” is hereby amended as follows:

On page 6, the table below the third paragraph is amended and restated as follows (revised figures bolded):

Name	Number of Vested Company Stock Options	Value of Vested Company Stock Options	Number of Unvested Company Stock Options	Value of Unvested Company Stock Options	Total Value of Vested and Unvested Company Stock Options
Executive Officers
Zhengbin (Bing) Yao, Ph.D. (1)	324,514	$13,796,367	292,918	$8,418,962	$22,215,328
Jörn Drappa, M.D., Ph.D. (1)	165,961	$7,273,416	134,881	$4,236,144	$11,509,560
Mitchell Chan (1)	65,077	$2,632,389	95,478	$3,156,046	$5,788,435
William Ragatz	38,638	$1,332,302	73,660	$2,081,575	$3,413,876
Jim Kastenmayer, Ph.D., J.D.	15,625	$241,406	34,375	$531,094	$772,500

Non-Employee Directors
Yanling Cao	—	—	—	$—	$—
Edward Hu	8,649	$294,066	24,919	$626,800	$920,866
Chris Nolet	8,649	$294,066	24,919	$626,800	$920,866
Tyrell Rivers, Ph.D.	—	—	—	—	—
Andreas Wicki, Ph.D.	—	—	—	—	—
Rachelle Jacques	—	—	22,074	$89,179	$89,179

The subsection of Item 3 of the Schedule 14D-9 entitled “Parachute Payments” is hereby amended as follows:

On page 9, the table below the fourth paragraph is amended and restated as follows (revised figures bolded):

Name	Cash (1)	Annual Bonus (2)	Equity (3)	Perquisites/ Benefits (4)	Other (5)	Total
Zhengbin (Bing) Yao, Ph.D.	$2,713,252	$320,922	$8,418,962	$78,681	$15,000	$11,546,817
Jörn Drappa, M.D., Ph.D.	$1,389,513	$198,502	$4,236,144	$37,508	$15,000	$5,876,667
Mitchell Chan	$1,093,368	$156,198	$3,156,046	$52,454	$15,000	$4,473,066
Aaron Ren, Ph.D. (6)	—	—	—	—	—	—

The subsection of Item 3 of the Schedule 14D-9 entitled “Potential for Future Arrangements” is hereby amended as follows:

On page 12, the second paragraph is amended and restated as follows (new language underlined; deleted language struck through):

Following the execution of the Merger Agreement, Parent has offered to Dr. Yao a consulting agreement, the effectiveness of which is conditioned on the consummation of the Merger. If the Merger is consummated, the proposed consulting agreement provides for a 12-month term commencing on the Effective Date and continuing through the first anniversary of the Effective Date, subject to earlier termination for convenience or breach. Dr. Yao and Parent entered into the consulting agreement on February 27, 2021 conditioned and effective upon the closing of the Transactions (the “Consulting Agreement”). ~~As proposed, during the term of the agreement~~, Pursuant to the Consulting Agreement, Dr. Yao will support Parent’s research and development programs and the integration of the Company into Parent. Parent will pay Dr. Yao a monthly consulting fee of $50,000 and will reimburse him for travel expenses he incurs in connection with providing his services. The foregoing summary description of the Consulting Agreement is qualified in its entirety by reference to such Consulting Agreement, which has been filed as Exhibit (e)(15) to this Schedule 14D-9 and is incorporated herein by reference. Dr. Yao is expected to terminate employment due to his resignation for Good Reason at the Effective Time, and will be entitled to certain payments as described in this Item 3 under the heading “—Arrangements with Current Executive Officers and Directors of the Company.”

Item 4. The Solicitation or Recommendation

The subsection of Item 4 of the Schedule 14D-9 entitled “Background of the Offer” is hereby amended as follows:

On page 16, the third paragraph is amended to include the following two sentences at the end of that paragraph:

The October 29 Proposal also noted that Viela’s employee team was a critical component of the potential combination and that Horizon Therapeutics intended to retain as much of the team as possible and build upon Viela’s presence in Gaithersburg, Maryland. No future employment or consulting discussions occurred between Horizon Therapeutics and any of Viela’s executive officers until after the announcement of the Merger Agreement.

On page 16, the sixth and seventh paragraphs are amended and restated as follows (new language underlined; deleted language struck through):

With respect to the valuation which Horizon Therapeutics had ascribed to the Company in its October 29 Proposal, the Board reviewed the long-term financial forecast prepared by management, and discussed its underlying assumptions, which are included in this Schedule 14D-9 under “— Certain Financial Projections” (the “Forecasts”). The Board authorized the use of the Forecasts by Goldman Sachs for the valuation analyses. Representatives from Goldman Sachs provided the Board with ~~preliminary intrinsic valuation analyses of~~ their preliminary financial information and analyses regarding the Company and the October 29 Proposal based on such projections.

In view of the foregoing, the Board determined that the October 29 Proposal ~~was inadequate based on the intrinsic value of the Company and, therefore,~~ was not at a level where the Board would consider a sale transaction in lieu of partnering or otherwise remaining as a standalone company. The Board authorized Dr. Yao to communicate that message to Horizon Therapeutics.

On page 17, the fourth paragraph is amended and restated as follows (new language underlined; deleted language struck through):

On November 13, 2020, the Board met via videoconference with members of management, representatives from Goldman Sachs and representatives from Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., outside legal counsel to the Company (“Mintz”). Representatives from Mintz discussed the fiduciary duties of directors under Delaware law in the context of Horizon Therapeutics’ proposals and other strategic alternatives, including remaining as a standalone company with or without partnering arrangements. The Board discussed with representatives from Goldman Sachs Horizon Therapeutics’ revised offer price in the November 12 Proposal in comparison to (i) ~~the preliminary intrinsic valuation analyses of~~ the preliminary financial information and analyses regarding the Company that Goldman Sachs had previously ~~prepared~~ provided in connection with the October 29 Proposal based on the Forecasts; (ii) merger and acquisition premiums in recent transactions in the life sciences industry; (iii) the 52-week trading range of the Company Shares; and (iv) sell-side analysts’ stock price targets for the Company Shares.

On page 18, the first paragraph is amended and restated as follows (new language underlined; deleted language struck through):

On November 17, 2020, the Board met via videoconference with members of management, representatives from Goldman Sachs and representatives from Mintz. The Board discussed with representatives from Goldman Sachs the revised offer price in the November 16 Proposal in comparison to (i) ~~the preliminary intrinsic valuation analyses of~~ the preliminary financial information and analyses regarding the Company Goldman Sachs had previously ~~prepared~~ provided in connection with the October 29 Proposal based on the Forecasts and (ii) the other metrics described at the Board’s meeting on November 13, 2020, as updated accordingly. The consensus was that the Company was not likely to be able to negotiate a higher price from Horizon Therapeutics and attempting to do so would pose a significant risk of Horizon Therapeutics ceasing its pursuit of the Company.

On page 21, following the second paragraph the following is inserted:

Horizon Therapeutics initiated discussions with Dr. Yao for a consulting arrangement to help facilitate retention of as much of the team as possible and support the Company’s integration into Horizon Therapeutics. Dr. Yao and Parent entered into the consulting agreement on February 27, 2021 conditioned and effective upon the closing of the Transactions. Horizon Therapeutics also initiated discussions with the Chief Financial Officer, General Counsel and Senior Vice President and Head of Human Resources of the Company for three-month consulting agreements to facilitate integration.

The subsection of Item 4 of the Schedule 14D-9 entitled “Reasons for the Recommendation of the Board” is hereby amended as follows:

On page 22, the first paragraph is amended and restated as follows (deleted language struck through):

•

~~Certain~~ Forecasts and Goldman Sachs’ Fairness Opinion and Related Analyses. The Board considered certain forecasts for the Company prepared by members of its senior management, which reflected an application of various assumptions of the Company’s management with respect to its approved product and product candidates, including the following:

The subsection of Item 4 of the Schedule 14D-9 entitled “Certain Financial Projections” is hereby amended as follows:

On page 33, the third and fourth paragraphs are amended and restated as follows (new language underlined; deleted language struck through) and any other references to the third paragraph’s heading throughout the Schedule 14d-9 shall be deemed and amended and restated accordingly

~~Certain~~ Financial Projections

The Company, which does not yet have any marketed products other than UPLIZNA (inebilizumab-cdon), does not make public projections as to future revenues, earnings or other results due to the uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s consideration of strategic alternatives, including the proposal from Parent, the Company’s management prepared long-range forecasts of revenue and costs from 2020 through 2039 based on its view of the prospects for the Company, including with respect to UPLIZNA and the Company’s pipeline of drug candidates focused on a number of other autoimmune diseases with unmet medical needs. The Company recently initiated Phase 3 clinical trials of inebilizumab for other indications (myasthenia gravis (“MG”) and IgG4-related disease), and has two additional clinical-stage (VIB4920 and VIB7734) and two pre-clinical product candidates focused on other autoimmune diseases, including Sjögren’s syndrome (“SS”) and lupus, as well as other conditions such as kidney transplant rejection. The Company prepared product-level forecasts and adjusted these forecasts for probability of success and also prepared certain analyses related to the expected utilization by the Company of certain net operating loss carryforwards of the Company (such adjusted forecasts, collectively, the “Forecasts”). These ~~prospective~~ Forecasts were based on certain probabilities of success and financial, operating and commercial assumptions, described below under “ —_Financial Projections – Forecasts”, ~~internal assumptions about (a) pricing, sales ramp, market growth, market share, competition, and other relevant factors~~ relating to ~~the commercialization of~~ (i) UPLIZNA for the treatment of NMOSD, ~~and (b) technical success and regulatory approval, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, and other relevant factors relating to (i~~)(ii) inebilizumab for the treatment of MG, IgG4-related disease and kidney transplant desensitization, (iii) VIB4920 for the treatment of SS and kidney transplant rejection, (iv) VIB7734 for the treatment of Systemic Lupus Erythematosus (“SLE”), and (v) additional potential product candidates and indications. The ~~prospective~~ Forecasts also assumed ex-U.S. licensing for product candidates in certain indications.

~~The Company’s management modeled the Forecasts based on a mix of launch price, market share, and percentage of the total patient population eligible for potential treatment with the Company’s product candidates~~. The Forecasts were provided to and considered by the Board in connection with its evaluation of the Transactions and the Offer Price in comparison to the Company’s other strategic alternatives. The Forecasts were also provided to Goldman Sachs, and the Board directed Goldman Sachs to use the Forecasts in its evaluation of the fairness from a financial point of view of the Offer Price to the stockholders of the Company summarized above under “—Opinion of the Company’s Financial Advisor”.

On page 36, the first paragraph is amended and restated as follows:

Forecasts

The following Forecasts for fiscal years 2021 through 2039 were derived by adjusting projected revenue, capital expenditures, operating expenses, taxes, working capital, and amortization and depreciation by a probability of success (“PoS”) for each product: (i) UPLIZNA for the treatment of NMOSD (PoS of 100%), (ii) inebilizumab for the treatment of MG (PoS of 59%), IgG4-related disease (PoS of 54%) and kidney transplant desensitization (PoS of 36%), (iii) VIB4920 for the treatment of SS (PoS of 26%) and kidney transplant rejection (PoS of 17%), (iv) VIB7734 for the treatment of SLE (PoS of 22%), and (v) additional potential product candidates and indications (PoS of 11%). The Forecasts include projected total revenues, including revenues from milestone and royalty payments for ex-U.S. jurisdictions, adjusted by the POS for each product. Management used the U.S. prevalence rate for each indication and estimated the date of product launch for each indication to estimate revenue by product, including (i) for UPLIZNA for the treatment of NMOSD, prevalence of approximately 9,000 people, already commercially launched; (ii) for inebilizumab (UPLIZNA) for the treatment of MG, prevalence of approximately 43,000 people (10% of whom are refractory), with a product launch of 2024; (iii) for inebilizumab (UPLIZNA) for the treatment of IgG4-related disease, prevalence of approximately 25,000 persons, with a product launch of 2025; (iv) for inebilizumab (UPLIZNA) for the treatment of kidney transplant desensitization, prevalence of approximately 6,000 persons, with a product launch of 2027; (v) for VIB4920 for the treatment of SS, prevalence of approximately 500,000 persons, with a product launch of 2026; (vi) for VIB4920 for the treatment of kidney transplant rejection, prevalence of approximately 6,000 persons with a product launch of 2025; and (vii) for VIB7734 for the treatment of SLE, prevalence of approximately 275,000 persons with a product launch of 2026. For ex-U.S. revenue, management estimated revenue from the sale of clinical drug supplies to development partners and assumed that the Company would enter into development deals for UPLIZNA and other drug candidates for all territories outside the U.S. and would receive small upfront payments and future royalties. Management estimated cost of goods sold based on its existing manufacturing and supply agreements, which may be amended or terminated in the future and estimated its other operating expenses based on managements’ projected growth in headcount, as adjusted to reflect the PoS. In addition, at the direction of the Company’s management, Goldman Sachs calculated, from the Forecasts, unlevered free cash flow and adjusted unlevered free cash flow as set forth below for use in certain of its financial analyses.

On page 36, the Forecasts are amended and restated by adding the bold text to the existing table:

	Fiscal Year Ending December 31,
	2021 E	2022 E	2023 E	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E	2038 E	2039 E
	(in millions)
Revenue
Inebilizumab (NMOSD)	$88	$177	$245	$325	$337	$376	$424	$404	$421	$477	$451	$464	$231	$115	$57	$29	$14	$7	$4
Inebilizumab (MG)	9	0	0	27	57	90	128	161	169	185	176	174	87	43	22	11	5	3	1
Inebilizumab (IgG4)	9	0	0	0	30	123	233	339	460	530	540	522	260	130	65	32	16	8	4
Inebilizumab (Kidney Transplant Desensitization)	9	0	0	0	0	0	12	9	15	20	19	25	20	15	12	10	8	6	5
VIB4920 (SS)	0	0	0	0	0	23	54	87	122	158	196	237	270	277	138	69	35	17	9
VIB4920 (Kidney Transplant Rejection)	0	0	0	0	6	1	2	3	4	5	6	6	3	2	1	0	0	0	0
VIB7734	0	0	0	0	0	13	38	65	103	147	188	218	245	259	275	291	308	154	77
Additional Products and Indications	0	0	0	0	0	3	8	17	34	65	121	178	234	290	347	403	459	487	502

Total Revenue	$115	$177	$245	$352	$429	$628	$900	$1,085	$1,329	$1,587	$1,698	$1,823	$1,349	$1,132	$916	$845	$845	$683	$601

Milestone and Royalty Payments
Inebilizumab (NMOSD)	$4	$7	$10	$12	$13	$15	$9	$9	$9	$2	$2	$3	$1	$1	$0	$0	$0	$0	$0
Inebilizumab (MG)	0	0	0	1	3	4	6	8	8	8	8	8	4	2	1	1	0	0	0
Inebilizumab (IgG4)	0	0	0	0	1	6	11	16	22	24	25	24	12	6	3	2	1	0	0
Inebilizumab (Kidney Transplant Desensitization)	0	0	0	0	0	0	1	0	0	1	1	1	1	1	0	0	0	0	0
VIB4920 (SS)	0	0	0	0	0	1	2	4	5	6	8	9	11	11	6	3	1	1	0
VIB4920 (Kidney Transplant Rejection)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
VIB7734	0	0	0	0	0	1	2	3	5	7	9	11	12	13	14	15	15	8	4

Total Milestone and Royalty Payments	$4	$7	$10	$13	$18	$27	$31	$40	$50	$49	$54	$56	$41	$33	$24	$20	$18	$9	$5

Operating Expenses
COGS	$1	$2	$2	$3	$4	$10	$17	$25	$35	$45	$58	$69	$76	$80	$71	$71	$73	$59	$51
Commercial	26	40	53	58	65	94	135	163	199	238	255	274	202	170	137	127	127	102	90

Development	154	206	201	164	135	92	108	130	159	190	204	219	162	136	110	101	101	82	72
G&A	50	32	33	34	35	36	37	39	40	41	42	44	45	46	48	49	51	52	54

Total Operating Expenses (1)	$230	$279	$289	$259	$239	$232	$297	$356	$433	$515	$559	$605	$485	$432	$367	$348	$353	$295	$268

Operating Income	$(120)	$(110)	$(55)	$80	$172	$369	$572	$688	$845	$1,023	$1,085	$1,162	$823	$667	$525	$477	$475	$378	$329

Tax Expense (2)	0	0	0	20	43	92	143	172	211	256	271	290	206	167	131	119	119	95	82

Net Operating Income After Tax	$(120)	$(110)	$(55)	$60	$129	$277	$429	$516	$634	$767	$814	$871	$617	$500	$394	$358	$356	$284	$247

Cash Adjustments (3)
(-) Investment in Net Working Capital	(2)	(2)	(2)	(3)	(2)	(5)	(7)	(5)	(6)	(6)	(3)	(3)	12	5	5	2	0	4	2
(-) Capital Expenditures	(2)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)	(15)
(+) Depreciation & Amortization	2	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14	14

Unlevered Free Cash Flows (4)	$(122)	$(112)	$(57)	$57	$127	$271	$421	$511	$627	$760	$810	$867	$628	$505	$399	$359	$355	$287	$248

Adjusted Unlevered Free Cash Flows (5)	$(122)	$(112)	$(57)	$77	$170	$346	$438	$511	$627	$760	$810	$867	$628	$505	$399	$359	$355	$287	$248

(1)	Includes the impact of stock-based compensation.
(2)	Tax expense does not reflect utilization of the Company’s net operating losses and research and development tax credits (collectively “NOLs”).
(3)	Adding back depreciation and amortization, and subtracting (a) capital expenditures and (b) changes in net working capital.
(4)

Unlevered free cash flow is defined as the Company’s free cash flow before interest payments and is calculated as earnings before interest, taxes, depreciation and amortization, less capital expenditures, less changes in net working capital and less tax expense.

(5)

Adjusted unlevered free cash flow is calculated taking into account the utilization of the Company’s NOLs, assuming the Company continued as a standalone entity, based on (i) the Company’s federal net operating losses of $114.6 million and development tax credits of $13.2 million, in each case, as of December 31, 2019 and as provided by management of the Company, (ii) the Company’s future losses based on the Forecasts and (iii) application of such NOLs to the Company’s Operating Income, assuming a tax rate of 25% and treatment of NOLs in accordance with the Internal Revenue Code, as directed by management of the Company.

The subsection of Item 9 of the Schedule 14D-9 entitled “Exhibits” is hereby amended as follows:

Item 9 of the Schedule 14D-9 is hereby amended by adding exhibit (e)(15):

(e)(15) Consulting Agreement by and between Horizon Therapeutics USA, Inc. and Zhengbin Yao, dated as of February 27, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Viela Bio, Inc.
By:	/s/ Mitchell Chan
	Name:	Mitchell Chan
	Title:	Chief Financial Officer

Dated: March 3, 2021